Exhibit 12.1

STATEMENT REGARDING

COMPUTATION OF RATIO OF

EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(in millions except ratios)
Fixed charges:
Interest expensed, amortization of debt issuance costs and discount on all indebtedness	$16.8	$21.1	$23.2	$25.8	$23.3
Rent expense	3.1	2.9	2.8	2.8	4.1

Total fixed charges	19.9	24.0	26.0	28.6	27.4
Earnings:
Income (loss) from continuing operations before income taxes	(115.7)	(60.2)	122.9	(3.2)	83.1
Add:
Fixed charges	19.9	24.0	26.0	28.6	27.4

Total earnings plus fixed charges	$(95.8)	$(36.2)	$148.9	$25.4	$110.5

Ratio of earnings to fixed charges	—	—	5.7x	—	4.0x

The term “fixed charge” means the sum of the following: interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of interest within rental expense (equal to one-third of rental expense). Management believes this is a reasonable approximation of the interest factor.

Where a dash appears, our earnings were negative and were insufficient to cover fixed charges during the period. Our deficiencies to cover fixed charges in each period presented were as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2011
	(In millions)
Deficiencies	$115.7	$60.2	$3.2